Filed by CB Financial Services, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: FedFirst Financial Corporation

Commission File No.: 000-54124

*PRESS RELEASE*

Contacts:

CB Financial Services, Inc.

Barron P. “Pat” McCune, Jr.

President and Chief Executive Officer

(724) 225-2400

FedFirst Financial Corporation

Patrick G. O’Brien

President and Chief Executive Officer

(724) 684-6800

FedFirst Financial Corporation Wins Dismissal of Merger Litigation

Carmichaels and Monessen, PA; September 22, 2014. CB Financial Services, Inc. (“CB”) (OTCQB “CBFV”), the Carmichaels-based holding company for Community Bank, and FedFirst Financial Corporation (“FedFirst”) (NasdaqCM “FFCO”), the Monessen-based holding company for First Federal Savings Bank, announced today that the Circuit Court for Baltimore City granted FedFirst’s motion to dismiss the class action lawsuit purportedly brought on behalf of the shareholders of FedFirst in connection with FedFirst’s pending merger with CB (Case No. 24C14002331, filed on April 21, 2014). The Court dismissed all claims as to all defendants with prejudice, including claims against FedFirst and its directors as well as claims against CB.

“We are very pleased with the Court’s decision and believe that the ruling confirms our view that the lawsuit was without merit,” stated Patrick G. O’Brien, President and Chief Executive Officer of FedFirst.

Additional Information About the Merger and Where to Find It

CB Financial Services, Inc. has filed a registration statement with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The registration statement includes a proxy statement/prospectus and other relevant documents in connection with the proposed merger. FEDFIRST STOCKHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

The proxy statement/prospectus and other relevant materials filed with the SEC may be obtained free of charge at the SEC’s website (www.sec.gov). In addition, investors and security holders may obtain free copies of the documents CB files with the SEC by contacting Baron P. “Pat” McCune, Jr., CB Financial Services, Inc., 90 West Chestnut Street, Suite 100, Washington, PA 15301 and free copies of the documents FedFirst files with the SEC by contacting Patrick G. O’Brien, FedFirst Financial Corporation, 565 Donner Street, Monessen, PA 15062.

FedFirst and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from FedFirst stockholders in connection with the proposed merger. Information concerning such participants’ ownership of shares of FedFirst common stock is set forth in the definitive proxy statement/prospectus filed with the SEC on August 18, 2014.

This press release does not constitute an offer of any securities for sale. The shares of common stock of CB are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

About CB Financial Services, Inc.

CB Financial Services, Inc. is the bank holding company for Community Bank, a Pennsylvania-chartered commercial bank. Community Bank operates eleven offices in Greene, Allegheny and Washington Counties in southwestern Pennsylvania.

About FedFirst Financial Corporation

FedFirst Financial Corporation is the parent company of First Federal Savings Bank, a community-oriented financial institution operating seven full-service branch locations in southwestern Pennsylvania. First Federal offers a broad array of retail and commercial lending and deposit services and provides commercial and personal insurance services through Exchange Underwriters, Inc., its 80% owned subsidiary.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act relating to the proposed merger. Forward-looking statements are typically identified by words such as “believe”, “plan”, “expect”, “anticipate”, “intend”, “outlook”, “estimate”, “forecast”, “will”, “should”, “project”, “goal”, and other similar words and expressions. These forward-looking statements involve certain risks and uncertainties. Among the factors that could cause actual results to differ materially from forward-looking statements or historical performance are the ability to meet the closing conditions to the proposed merger, including approval by FedFirst’s stockholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the respective businesses of CB and FedFirst or fully realizing expected cost savings and other benefits; business disruption following the merger; changes in interest rates and capital markets; inflation; customer acceptance of CB products and services; competitive conditions; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. CB and FedFirst undertake no obligation to revise these forward-looking statements or to reflect events or circumstances after the date of this press release.